File No. 0-27884
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2006
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: .]

Monthly Sales Report- February 2006	3
Regulated Announcement for the month of February 2006	3~6
Signatures	7

MACRONIX INTERNATIONAL CO., LTD.
For the month of February 2006
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of February 2006.
     Sales volume (NT$ : Thousand)

Time	Item	2006	2005	Changes	(%)
February	Invoice amount	1,374,755	1,179,050	195,705	16.60%
February	Net Sales	1,363,602	1,174,993	188,609	16.05%
     Funds lent to other parties (NT$ : Thousand)

	Bal. As of	Bal. As of	Limit of lending
	February, 2006 end	January, 2006 end
MXIC	0	0	14,481,749
MXIC’s subsidiaries	0	0	5,832,589
     Endorsements and guarantees (NT$ : Thousand)

	Limit of endorsement	February	Bal. As of period end
MXIC	14,481,749	0	1,902,156
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	224,466
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0
     Financial derivatives transactions (NT$ : Thousand)
     4-1 Trading purpose :

		Future		Option			Forward	Swap	Others
			Sell		Buy
			Call	Put	Call	Put
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contract	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Value	—	—	—	—	—	—	—	—
Expired Contract	Notional Amount	—	—	—	—	—	—	—	699,000
	Recognized Amount	—	—	—	—	—	—	—	-2,790

     4-1 Hedging purpose (for assets / liabilities denominated in foreign currencies):

		Future		Option			Forward	Swap	Others
			Sell		Buy
			Call	Put	Call	Put
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contract	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Value	—	—	—	—	—	—	—	—
Expired Contract	Notional Amount	—	—	—	—	—	2,332,350	—	—
	Recognized Amount	—	—	—	—	—	11,851	—	—

MACRONIX INTERNATIONAL CO., LTD.
For the month of February 2005
This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC; 3) outstanding units and shares of ADR; 4) outstanding amount of Convertible Bonds by MXIC for the month of February 2005.
The trading of directors, supervisors, executive officers and 10% shareholders:

Number of
shares held when
elected (for
		Directors,	Number of	Number of shares
		Supervisors and	shares held as	held as
Title	Name	Executive Officers)	January 31,2006	February 28,2006	Changes
Independent Director	C.L. Liu	0	0	100,000	+100,000 (Privately Placement
     The clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders: None
     The pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders: None
Outstanding units and shares of ADR:

Outstanding of units on	Outstanding of shares on	Outstanding of units on	Outstanding of shares on

January 31,2006	January 31,2006	February 28,2006	February 28,2006
2,176,109.3	21,761,093	2,176,109.3	21,761,093

MACRONIX INTERNATIONAL CO., LTD.
For the month of February 2006
This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of February 2006.
The acquisition of assets: None
The disposal of assets: None

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: March 29, 2006	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center